SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                              Haven Bancorp, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         (Title of Class of Securities)


                                 (CUSIP Number)
                                   419352109

                                Daniel M. Healy
                           Executive Vice President
                                      and
                            Chief Financial Officer
                        North Fork Bancorporation, Inc.
                             275 Broad Hollow Road
                           Melville, New York  11747
                                (516) 844-1004

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                          William S. Rubenstein, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York  10022
                                 (212) 735-2642
                                 July 30, 1996
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


          CUSIP No. 419352109

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

          North Fork Bancorporation, Inc.
          I.R.S. Identification No. 36-3154608

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                        (a)[   ]
                                                        (b)[   ]

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                           [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                                            State of Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

               34,000

          8.   SHARED VOTING POWER

               None

          9.   SOLE DISPOSITIVE POWER

               34,000

          10.  SHARED DISPOSITIVE POWER

               None

          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON

                34,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:

                                                          [  ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0%

          14.  TYPE OF REPORTING PERSON

               CO



                    This Amendment No. 2 amends and supplements the
          Schedule 13D, dated May 30, 1996, as amended by Amendment No. 1, dated June 26, 1996 (the "Schedule 13D"), filed on behalf on North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"). Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.

                    Item 4 of the Schedule 13D is hereby amended to include the following:

          Item 4.   Purpose of Transaction.

                    Despite repeated efforts by North Fork to enter into discussions with Haven Bancorp, Inc. (the
          "Company") with respect to a possible business combination between the two entities and despite North Fork's continued belief that such a business combination could provide enhanced value to North Fork and the Company and their respective stockholders, the Company has refused to meet with representatives of North Fork to explore the parameters of such a combination and the potential value it could bring. Based on this unwillingness to meet on the part of the Company, North Fork has determined that the Common Stock no longer represents an attractive investment to it and has therefore decided to sell shares of the Common Stock. As more fully described in Item 5 below, on July 30, 1996 and July 31, 1996, North Fork sold in open market transactions 180,000 shares of the Common Stock.

                    In connection with such sales, North Fork will withdraw the notice it previously filed with the Federal Reserve under Section 4(c)(8) of the Bank Holding Company Act of 1956, and the relevant portions of Regulation Y promulgated thereunder, of its intention to acquire up to 9.9% of the outstanding voting shares of the Company, and to thereby indirectly acquire an interest in the Company's wholly owned subsidiary savings bank, Columbia Federal Savings Bank and its wholly owned subsidiaries. Further, in connection with such withdrawal, North Fork will not be bound by the commitments previously described in Amendment No. 1 to the Schedule 13D.

                    Item 5 of the Schedule 13D is hereby amended to include the following:

          Item 5.   Interest in Securities of the Issuer.

                   (a)-(b) By reason of its recent sales of Common Stock, North Fork has sole voting and dispositive power with respect to 34,000 shares, or less than 1%, of the issued and outstanding shares, of Common Stock. To the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, owns any Common Stock.

                  (c) The following sales of Common Stock were effected by North Fork during the past 60 days:

                    Trade          Number of      Price Per
                    Date             Shares         Share

                  7/30/96           150,000       $28.6875
                  7/31/96            30,000       $28.75

                    The foregoing sales were accomplished through brokerage transactions effected through The Nasdaq National Market. Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

                    (d)  Inapplicable.

                    (e)  By virtue of the sales of Common Stock
          described above, North Fork ceased to be the owner of 5% of the Common Stock on July 30, 1996.

                                   SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: August 1, 1996

                                   NORTH FORK BANCORPORATION, INC.

                                   By:  /s/ Daniel M. Healy
                                        Name:   Daniel M. Healy
                                        Title:  Chief Financial
                                                Officer and
                                                Executive Vice
                                                President